

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2019

Joel L. Thomas
Chief Financial Officer
Pyxus International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560-8417

> **Re: Pyxus International, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2018**
> **Filed June 7, 2018**
> **File No. 001-13684**

Dear Mr. Thomas:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Transportation and Leisure